Exhibit 99.1

Autohome Inc. Announces Unaudited Second Quarter and Interim 2025 Financial Results

BEIJING, July 31, 2025 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and six months ended June 30, 2025.

Second Quarter 2025 Highlights1

•	Net revenues in the second quarter of 2025 were RMB1,758.1 million (US$245.4 million), compared to RMB1,872.6 million in the corresponding period of 2024.

•

Net income attributable to Autohome in the second quarter of 2025 was RMB415.7 million (US$58.0 million), compared to RMB524.8 million in the corresponding period of 2024, while net income attributable to ordinary shareholders in the second quarter of 2025 was RMB398.9 million (US$55.7 million), compared to RMB509.7 million in the corresponding period of 2024.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the second quarter of 2025 was RMB475.7 million (US$66.4 million), compared to RMB572.4 million in the corresponding period of 2024.

•	Share repurchase: As of July 25, 2025, the Company had repurchased 5,349,886 American depositary shares (“ADSs”) for a total cost of approximately US$142.4 million.

Mr. Song Yang, Chief Executive Officer of Autohome, stated, “We continued to make steady progress in advancing our O2O strategy by optimizing synergies between online and offline resources. At the same time, we accelerated AI-driven product innovation to empower user decision-making and improve cost efficiency for our customers. Powered by DeepSeek and our auto-related proprietary big data capabilities, our AI smart assistant delivers industry-leading performance in answering questions across both new and used vehicles scenarios. Meanwhile, our new retail business continued to expand its footprint, with the number of franchised stores surpassing 200 by the end of June, significantly expanding our reach to a broader consumer base.”

“Looking ahead, we will continue to expand the applications of AI across our products and services, and deepen the deployment of our O2O automotive ecosystem. By capitalizing on key industry trends - electrification, intelligence and globalization, we will further drive the transformation of the automotive consumer experience and deliver greater value to both our users and customers.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.1636 on June 30, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “Through the upgrade of our content matrix and innovative initiatives, we have further strengthened Autohome’s content ecosystem advantages and achieved steady user growth. According to QuestMobile, our average number of mobile daily active users grew by 11.5% year-over-year, reaching 75.74 million in June. Notably, online marketplace and others revenues increased by 20.5% year-over-year in the second quarter, driven primarily by the robust performance of our new retail business, which also contributed to the rapid rise in our new energy vehicle revenues. Moving forward in 2025, we will remain committed to capturing emerging growth opportunities while maintaining disciplined cost controls to deliver sustainable value to our shareholders.”

Unaudited Second Quarter 2025 Financial Results

Net Revenues

Net revenues in the second quarter of 2025 were RMB1,758.1 million (US$245.4 million), compared to RMB1,872.6 million in the corresponding period of 2024.

•

Media services revenues were RMB279.4 million (US$39.0 million) in the second quarter of 2025, compared to RMB432.9 million in the corresponding period of 2024, primarily due to reduced advertising spending by internal combustion engine automakers.

•	Leads generation services revenues were RMB732.6 million (US$102.3 million) in the second quarter of 2025, compared to RMB820.3 million in the corresponding period of 2024.

•	Online marketplace and others revenues were RMB746.1 million (US$104.2 million) in the second quarter of 2025, compared to RMB619.4 million in the corresponding period of 2024.

Cost of Revenues

Cost of revenues was RMB503.4 million (US$70.3 million) in the second quarter of 2025, compared to RMB346.1 million in the corresponding period of 2024, primarily due to higher transaction costs associated with the Company’s innovative business in lower-tier cities. Share-based compensation expense included in cost of revenues in the second quarter of 2025 was RMB3.4 million (US$0.5 million), compared to RMB1.9 million in the corresponding period of 2024.

Operating Expenses

Operating expenses were RMB1,015.7 million (US$141.8 million) in the second quarter of 2025, compared to RMB1,185.3 million in the corresponding period of 2024.

•

Sales and marketing expenses were RMB630.0 million (US$87.9 million) in the second quarter of 2025, compared to RMB752.5 million in the corresponding period of 2024, primarily due to a decrease in marketing and promotional expenses. Share-based compensation expenses included in sales and marketing expenses in the second quarter of 2025 were RMB13.3 million (US$1.9 million), compared to RMB10.1 million in the corresponding period of 2024.

•

General and administrative expenses were RMB132.7 million (US$18.5 million) in the second quarter of 2025, compared to RMB117.6 million in the corresponding period of 2024. Share-based compensation expenses included in general and administrative expenses in the second quarter of 2025 were RMB15.8 million (US$2.2 million), compared to RMB10.4 million in the corresponding period of 2024.

•

Product development expenses were RMB253.0 million (US$35.3 million) in the second quarter of 2025, compared to RMB315.2 million in the corresponding period of 2024, primarily due to a decrease in personnel-related expenses. Share-based compensation expenses included in product development expenses in the second quarter of 2025 were RMB19.9 million (US$2.8 million), compared to RMB18.8 million in the corresponding period of 2024.

Operating Profit

Operating profit was RMB296.6 million (US$41.4 million) in the second quarter of 2025, compared to RMB412.4 million in the corresponding period of 2024.

Income Tax Expense

Income tax expense was RMB60.6 million (US$8.5 million) in the second quarter of 2025, compared to RMB102.2 million in the corresponding period of 2024.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB415.7 million (US$58.0 million) in the second quarter of 2025, compared to RMB524.8 million in the corresponding period of 2024.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB398.9 million (US$55.7 million) in the second quarter of 2025, compared to RMB509.7 million in the corresponding period of 2024. Basic and diluted earnings per share (“EPS”) were RMB0.85 (US$0.12) and RMB0.85 (US$0.12), respectively, in the second quarter of 2025, compared to basic and diluted EPS of RMB1.05 and RMB1.05, respectively, in the corresponding period of 2024. Basic and diluted earnings per ADS were RMB3.40 (US$0.47) and RMB3.38 (US$0.47), respectively, in the second quarter of 2025, compared to basic and diluted earnings per ADS of RMB4.20 and RMB4.19, respectively, in the corresponding period of 2024.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB475.7 million (US$66.4 million) in the second quarter of 2025, compared to RMB572.4 million in the corresponding period of 2024. Non-GAAP basic and diluted EPS were RMB1.01 (US$0.14) and RMB1.01 (US$0.14), respectively, in the second quarter of 2025, compared to non-GAAP basic and diluted EPS of RMB1.18 and RMB1.18, respectively, in the corresponding period of 2024. Non-GAAP basic and diluted earnings per ADS were RMB4.06 (US$0.57) and RMB4.04 (US$0.56), respectively, in the second quarter of 2025, compared to non-GAAP basic and diluted earnings per ADS of RMB4.72 and RMB4.71, respectively, in the corresponding period of 2024.

Balance Sheet and Cash Flow

As of June 30, 2025, the Company had cash and cash equivalents and short-term investments of RMB22.05 billion (US$3.08 billion). Net cash provided by operating activities in the second quarter of 2025 was RMB495.0 million (US$69.1 million).

Employees

The Company had 4,360 employees as of June 30, 2025, including 1,311 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Thursday, July 31, 2025 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/BI8cf7e0ee3ea6428a9b2a6318555713d0

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, and loss/(gain) pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except share and per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Media services	432,858	279,399	39,003	760,289	521,578	72,809
Leads generation services	820,271	732,581	102,264	1,546,694	1,377,724	192,323
Online marketplace and others	619,425	746,140	104,157	1,174,636	1,312,636	183,237

Total net revenues	1,872,554	1,758,120	245,424	3,481,619	3,211,938	448,369
Cost of revenues	(346,102)	(503,424)	(70,275)	(646,994)	(818,944)	(114,320)

Gross profit	1,526,452	1,254,696	175,149	2,834,625	2,392,994	334,049

Operating expenses:
Sales and marketing expenses	(752,543)	(629,982)	(87,942)	(1,393,819)	(1,173,621)	(163,831)
General and administrative expenses	(117,564)	(132,665)	(18,519)	(267,109)	(263,688)	(36,810)
Product development expenses	(315,230)	(253,017)	(35,320)	(651,297)	(527,158)	(73,588)

Total operating expenses	(1,185,337)	(1,015,664)	(141,781)	(2,312,225)	(1,964,467)	(274,229)

Other operating income, net	71,279	57,611	8,042	166,072	101,471	14,165
Operating profit	412,394	296,643	41,410	688,472	529,998	73,985

Interest and investment income, net	189,053	165,123	23,050	409,027	342,194	47,768
Share of results of equity method investments	4,640	(322)	(45)	(44,493)	(11,958)	(1,669)

Income before income taxes	606,087	461,444	64,415	1,053,006	860,234	120,084
Income tax expense	(102,165)	(60,596)	(8,459)	(170,566)	(116,925)	(16,322)

Net income	503,922	400,848	55,956	882,440	743,309	103,762
Net loss attributable to noncontrolling interests	20,839	14,810	2,067	36,820	28,984	4,046

Net income attributable to Autohome	524,761	415,658	58,023	919,260	772,293	107,808
Accretion of mezzanine equity	(42,687)	(47,355)	(6,611)	(84,358)	(93,009)	(12,984)
Accretion attributable to noncontrolling interests	27,599	30,563	4,266	54,547	60,032	8,380

Net income attributable to ordinary shareholders	509,673	398,866	55,678	889,449	739,316	103,204

Earnings per share attributable to ordinary shareholders
Basic	1.05	0.85	0.12	1.84	1.57	0.22
Diluted	1.05	0.85	0.12	1.83	1.56	0.22
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	4.20	3.40	0.47	7.34	6.26	0.87
Diluted	4.19	3.38	0.47	7.32	6.23	0.87
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	484,860,625	469,269,006	469,269,006	484,569,763	472,358,950	472,358,950
Diluted	486,591,693	471,358,186	471,358,186	486,029,303	474,595,274	474,595,274

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except share and per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to Autohome	524,761	415,658	58,023	919,260	772,293	107,808
Plus: income tax expense	103,505	61,936	8,646	173,247	119,605	16,696
Plus: depreciation of property and equipment	31,750	25,846	3,608	65,284	53,216	7,429
Plus: amortization of intangible assets	9,650	9,595	1,339	19,300	19,216	2,682

EBITDA	669,666	513,035	71,616	1,177,091	964,330	134,615

Plus: share-based compensation expenses	41,188	52,311	7,302	89,495	97,801	13,652

Adjusted EBITDA	710,854	565,346	78,918	1,266,586	1,062,131	148,267

Net income attributable to Autohome	524,761	415,658	58,023	919,260	772,293	107,808
Plus: amortization of intangible assets resulting from business acquisition	9,583	9,583	1,338	19,166	19,166	2,675
Plus: share-based compensation expenses	41,188	52,311	7,302	89,495	97,801	13,652
Plus: investment loss arising from one of financial products[3]	2,906	—	—	2,906	—	—
Plus: (gain)/loss on equity method investments, net	(4,640)	322	45	44,493	11,958	1,669
Plus: tax effects of the adjustments	(1,360)	(2,147)	(300)	(8,954)	(4,721)	(659)

Adjusted net income attributable to Autohome	572,438	475,727	66,408	1,066,366	896,497	125,145

Net income attributable to Autohome	524,761	415,658	58,023	919,260	772,293	107,808
Net margin	28.0%	23.6%	23.6%	26.4%	24.0%	24.0%
Adjusted net income attributable to Autohome	572,438	475,727	66,408	1,066,366	896,497	125,145
Adjusted net margin	30.6%	27.1%	27.1%	30.6%	27.9%	27.9%
Non-GAAP earnings per share
Basic	1.18	1.01	0.14	2.20	1.90	0.27
Diluted	1.18	1.01	0.14	2.19	1.89	0.26
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.72	4.06	0.57	8.80	7.59	1.06
Diluted	4.71	4.04	0.56	8.78	7.56	1.05
Weighted average shares used to compute non-GAAP earnings per share:
Basic	484,860,625	469,269,006	469,269,006	484,569,763	472,358,950	472,358,950
Diluted	486,591,693	471,358,186	471,358,186	486,029,303	474,595,274	474,595,274

[3]

It represented the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,693,597	2,878,872	401,875
Restricted cash	88,515	93,891	13,107
Short-term investments	21,621,992	19,174,574	2,676,667
Accounts receivable, net	1,358,849	1,483,888	207,143
Amounts due from related parties, current	63,957	60,913	8,503
Prepaid expenses and other current assets	336,941	258,786	36,125

Total current assets	25,163,851	23,950,924	3,343,420

Non-current assets
Restricted cash, non-current	5,000	5,000	698
Property and equipment, net	204,049	179,129	25,005
Goodwill and intangible assets, net	4,069,637	4,032,550	562,922
Long-term investments	339,247	327,289	45,688
Deferred tax assets	308,246	308,246	43,029
Amounts due from related parties, non-current	3,521	5,825	813
Other non-current assets	128,074	124,698	17,407

Total non-current assets	5,057,774	4,982,737	695,562

Total assets	30,221,625	28,933,661	4,038,982

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,931,869	1,954,966	272,903
Advance from customers	106,276	112,312	15,678
Deferred revenue	276,894	822,995	114,886
Income tax payable	185,976	133,458	18,630
Amounts due to related parties	38,250	56,831	7,933
Dividends payable	990,529	—	—

Total current liabilities	4,529,794	3,080,562	430,030

Non-current liabilities
Other liabilities	23,103	33,516	4,679
Deferred tax liabilities	468,078	462,136	64,512

Total non-current liabilities	491,181	495,652	69,191

Total liabilities	5,020,975	3,576,214	499,221

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,931,529	2,024,538	282,612

EQUITY
Total Autohome shareholders’ equity	23,951,737	24,104,561	3,364,867
Noncontrolling interests	(682,616)	(771,652)	(107,718)

Total equity	23,269,121	23,332,909	3,257,149

Total liabilities, mezzanine equity and equity	30,221,625	28,933,661	4,038,982

UNAUDITED RECONCILIATION BETWEEN U.S. GAAP AND IFRS Accounting Standards

The unaudited condensed consolidated statements of income for the six month ended June 30, 2025 and the unaudited condensed consolidated balance sheets as of June 30, 2025 (collectively, the “Unaudited Interim Financial Statements”) of Autohome Inc., its subsidiaries, the variable interest entities, and the subsidiaries of the variable interest entities (collectively, the “Company”) are prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”), and the differences between U.S. GAAP and IFRS Accounting Standards issued by the International Accounting Standards Board (together, the “Reconciliation Statement”) have been disclosed in the Appendix — Unaudited Reconciliation Between U.S. GAAP and IFRS Accounting Standards attached herein.

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standards on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board.

Appendix

The Unaudited Interim Financial Statements of the Company are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the Unaudited Interim Financial Statements prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of unaudited condensed consolidated statements of income:

	For six months ended June 30,
	2024	2025
	RMB	RMB
Reconciliation of net income in the consolidated statements of income	(in thousands)
Net income as reported under U.S. GAAP	882,440	743,309
IFRS Accounting Standards adjustments:
Preferred shares (Note a)	126,264	64,042
Leases (Note b)	(285)	1,253
Share-based compensations (Note c)	(16,419)	(8,625)

Net income as reported under IFRS Accounting Standards	992,000	799,979

Reconciliation of unaudited condensed consolidated balance sheets:

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB
Reconciliation of total equity in the consolidated balance sheets	(in thousands)
Total equity as reported under U.S. GAAP	23,269,121	23,332,909
IFRS Accounting Standards adjustments:
Preferred shares (Note a)	1,693,068	1,858,262
Leases (Note b)	(8,019)	(6,766)

Total equity as reported under IFRS Accounting Standards	24,954,170	25,184,405

Notes:

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules. The Reconciliation Statement was prepared based on the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2025 prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Company prepared under IFRS Accounting Standards. The adjustments reflect the differences between the Company’s accounting policies under U.S. GAAP and IFRS Accounting Standards.

(a)	Preferred Shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity, which is subsequently accreted to the amount which equals to redemption value of each series of preferred shares.

Under IFRS Accounting Standards, the preferred shares, which are redeemable at the option of the holder, represent a financial liability. And the financial liability is measured at fair value and changes in the fair value are reflected in the consolidated statements of comprehensive income. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability shall be recognized in other comprehensive income/(loss); the remaining amount of change in the fair value of the liability shall be recognized in profit or loss.

Accordingly, the reconciliation includes a fair value profit change of RMB126.26 million and RMB64.04 million recognized in the consolidated statements of comprehensive income for each of the six months ended June 30, 2024 and 2025, respectively. The reconciliation also includes the difference between mezzanine equity under U.S. GAAP and financial liabilities under IFRS Accounting Standards of RMB1,693.07 million and RMB1,858.26 million as at December 31, 2024 and June 30, 2025, respectively.

(b)	Leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed to IFRS Accounting Standards which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the consolidated statements of comprehensive income of RMB0.29 million (negative) and RMB1.25 million for each of the six months ended June 30, 2024 and 2025, respectively. The reconciliation also includes a difference in total equity of RMB8.02 million (negative) and RMB6.77 million (negative) as at December 31, 2024 and June 30, 2025, respectively.

(c)	Share-based Compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service dates, if the performance conditions are all set at inception and independent for each year, each tranche is accounted for as a separate award with its own requisite service period. Compensation cost is recognized over the respective requisite service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

Under IFRS Accounting Standards, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive income of RMB16.42 million (negative) and RMB8.63 million (negative) for each of the six months ended June 30, 2024 and 2025, respectively.